UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2024

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras reports emissions reduction in new edition of Climate Change Supplement

—

Rio de Janeiro, April 30, 2024 – Petróleo Brasileiro S.A.- Petrobras informs that it was released today the new edition of its Climate Change Supplement. The document details information regarding Petrobras' emissions performance in 2023, in addition to progress in indicators of commitments related to climate change, including the company's progressive emissions reduction trajectory.

One of the highlights is the 41% reduction in operational absolute greenhouse gas (GHG) emissions between 2015 and 2023, reaching absolute GHG emissions of 46 million tons in 2023, a result lower than in 2022 (48 million tons of GHG). There was also a reduction in absolute methane emissions in the upstream of about 68%, based on the year 2015: from 150 thousand tCH4 to 48 thousand tCH4 in 2023.

The performance in emissions intensity in 2023 confirms the best historical results in upstream and downstream activities. Emission intensity per barrel produced has more than halved since 2009, reaching 14.2kgCO2e/boe. In refining activities, Petrobras achieved a 14% reduction in emissions intensity from 2015 to 2023.

The Climate Change Supplement also presents how the challenges of climate change are reflected in the company's strategies, risk management and decarbonization initiatives.

The new edition of the Climate Supplement is aligned with the guidelines of the Task Force on Climate-Related Financial Disclosures (TCFD) and provides transparency on the journey towards the company's just energy transition and decarbonization.

To access the document, please click here.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9o andar – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2024

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer